Exhibit 99.1

IHS Holding Limited Announces Intention to Access the International Bond Market with a New Dual Tranche Transaction

November 16, 2021, London: IHS Holding Limited (NYSE ticker: IHS US), one of the largest independent tower companies in the world, rated B (Stable) by S&P and BB- (Stable) by Fitch, has mandated Citi, Goldman Sachs Bank Europe SE, J.P. Morgan and Standard Chartered Bank to organize a Global Investor Call at 3:00pm UKT on Tuesday November 16th, 2021 along with a series of 1x1 fixed income investor meetings also commencing November 16th. A potential dual-tranche 5NC2 and 7NC3 Reg S / 144A USD benchmark Senior Notes offering will follow, subject to market conditions. IHS Netherlands HoldCo B.V. and the other guarantors which guarantee the existing $940 million 8.000% Senior Notes due 2027 are contemplated to guarantee the new notes. Citi is coordinating logistics.

Concurrently with this announcement, IHS has notified the trustee of its intention to call its existing $510 million 7.125% Senior Notes due 2025, conditional on the successful completion of the new issuance. Relevant stabilization regulations including FCA/ICMA apply.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding the new dual tranche transaction and redemption of the notes. The forward-looking statements in this press release are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the business, legal and political risks in the countries in which we operate; general macroeconomic conditions in the countries in which we operate; foreign exchange risks and/or ability to access US

Exhibit 99.1

Dollars in our markets; regional or global health pandemic, including COVID 19; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites; and the important factors discussed “Risk Factors” in our prospectus, dated October 13, 2021, filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 424(b) of the Securities Act on October 15, 2021 (the “Prospectus”). The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.